WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
December 5, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

California Regulators Raise Pricing Benchmark To $84 per Mwh

In a move that should add significant value to Western Wind Energy's California wind properties, the California Public Utilities Commission is voting on raising the price that California utilities can pay for green power before seeking a subsidy. The Commission is upping the Market Price Referent to over $84 a megawatt hour. That's the price that would be considered fair and reasonable for California's investor-owned utilities to pay for power, based on comparable fuel costs for natural gas fired plants. The increase will translate into significantly higher revenues for California's wind developers as this rate of US $84 per Mwh will be in addition to the Federal Production Tax Credit of US $19 per Mwh.

Western Wind Energy currently has numerous sites in Tehachapi that can accommodate 120 MW. While Western Wind Energy has three agreements with Southern California Edison ("Edison") that is over 18 moths old, stipulations in the 120 MW contract allow Western Wind to go back to Edison and renegotiate to a higher price based on certain already attained conditions. The MPR has gone up 39% since Western Wind Energy won a power purchase agreement from Edison. In addition, Western Wind Energy hopes to increase the power output from two of its currently-producing wind parks near Palm Springs and Tehachapi California. Prices from these two producing wind parks exceeded US $89 per Mwh in October.

According to Western Wind's CEO Jeff Ciachurski, "We see this latest increase by the CPUC as a great opportunity for Western Wind to dramatically increase revenue from our two producing California assets. In the past, the prices negotiated for power agreements have gone up with the MPR."

And there is an update to a previous announcement regarding Western Wind Energy's site acquisition strategy. Originally, Western Wind inked an agreement with noted industry meteorologist Rich Simon to look into the possibilities of developing 30 sites in California. However, the updated agreement gives Western Wind the rights to explore 66 sites in the state. Recent laws passed in the state greatly enhance the opportunities for wind companies to be even more successful.

Western Wind Energy has closed the first tranche of the non-brokered private placement announced in the Company's news release of October 26, 2006. The Company issued 117,416 units at a price of $1.20 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share at a price of $1.30 per share until November 27, 2008. The hold period for the units and the underlying securities expires on March 28, 2007.

The Company plans to use the proceeds from the private placement to, among other things, continue the Issuer's land acquisition program in California and for general working capital.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.